UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE AS OF 1934

For the month of April 2012

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40 F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

    Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

    Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Entry into a Material Definitive Agreement

On March 27, 2012, Sify Technologies Limited (“Sify”), entered into an agreement relating to sale and purchase of shares in MF Global Sify Securities India Private Limited (the “Agreement”) by and among Sify, MF Global Sify Securities Pvt Ltd. (“MF Global”), MF Global Overseas Limited (“MF Global Overseas”), the joint administrators of MF Global Overseas (the “Joint Administrators”) and entities affiliated with the PhillipCapital Group, whereby Sify agreed to sell its entire 29.85% interest in MF Global.

The consummation of the transaction is subject to certain closing conditions, including regulatory and statutory approvals from the government of India and the stock exchanges in India. The transaction is expected to close by July 31, 2012.

Additionally, in connection with the execution of the Agreement, on March 27, 2012, Sify, MF Global, MF Global Overseas and the Joint Administrators entered into a settlement and release agreement pursuant to which Sify and MF Global Overseas agreed to settle, effective upon the closing of the transactions contemplated by the Agreement, their pending dispute in the Bombay High Court, India regarding certain matters, including the termination of the shareholders agreement governing their respective interests in MF Global.

On March 27, 2012, Sify issued a press release announcing the transaction, the text of which is filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2012

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
Name: MP Vijay Kumar
Title: Chief Financial Officer

Exhibit filed with this Report

Exhibit Number	Description

99.1	Press Release, dated March 27, 2012